  EXHIBIT 13.1

Capview Residential Income - Fund VII, LP

Summary of Terms of Equity Investment in Real Estate Limited Partnership

Name	Capview Residential Income - Fund VII, LP (“CRI7” or the “Fund”)
Management – General Partner	CRI VII GP, LLC (the “GP”), an affiliate of Capview Partners, LLC
Type of Fund	Closed-End Limited Partnership
Investment Class	Alternative
Asset Class	Real Estate
Segment	Single-Family Rental (“SFR”)
Fund Category	Core
Investment Objective

To generate predictable cash flow distributions with rental income from a geographically diversified portfolio of single-family rental properties pre-leased under a long-term master lease (the “SFR Properties”).

The Fund will hold the SFR Properties through the Fund’s duration. At the exit, seek the best price for the SFR Properties either through individual sale through the real estate market, a portfolio sale to a REIT or Delaware Statutory Trust (DST) sponsor, or a securitized product offered through an affiliate of the GP.

Master Lease

Capview Exchange Residential, LLC (“CXR”), an affiliate of the GP, leases the SFR Properties under a 15-year master lease. Under the master lease, CXR will continue to provide rental payments to the Fund regardless of whether the SFR Properties are occupied by subtenants. CXR will pay for all fixed property costs and continue making rental payments during any periods of vacancy. Such fixed property costs include but are not limited to property taxes, insurance and maintenance, and tenant improvements to the property. To cover these costs, CXR holds reserves based on extensive historical data and supported by a third-party actuarial study.

Leverage	65%-70% loan-to-value
Duration	Estimated 3-year to 5-year hold period
Offering Period	One year with a one-year extension
Unit Type	Limited partnership interest (“Units”)
Units Offered	50,000 Units
Unit Price	$1,000 per Unit
Minimum Investment	$25,000 (25 Units)
Offering Size	$50,000,000
Use of Proceeds	To acquire SFR properties
NAV Calculation	Not applicable
Promote	20% to GP over a 6.0% IRR
Acquisition Fee	4.0% of purchase price of SFR Properties
Asset Management Fee	No asset management fees
Disposition Fee	1.5% of disposition price
Investor Suitability	This investment is best suited for investors seeking an attractive risk-adjusted cash yield that is stable and predictable over a medium to long investment horizon.

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Target Investors’ Profile	High net worth, accredited investors, non-accredited investors subject to investment limitations
Legal Advisors	Hallett & Perrin PC
Tax Advisor	Ernst & Young LLP

No money or other consideration is being solicited for our Regulation A+ offering at this time, and any money or consideration sent in response to this summary of terms will not be accepted. No offer to buy securities in this Regulation A+ offering can be accepted, and no part of the purchase price can be received, until the offering statement of Capview Residential Income – Fund VII, LP is qualified with the Securities and Exchange Commission. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before Capview Residential Income – Fund VII, LP gives notice of its acceptance to the investor after the qualification date of the offering statement. Any indications of interest in our offering involve no obligation or commitment of any kind.

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